Exhibit 99.1

Renewable Energy Lending, LLC

Consolidated Financial Statements

and Independent Auditor's Report

December 31, 2017 and 2016

Renewable Energy Lending, LLC

1

Independent Auditor's Report

To the Members

Renewable Energy Lending, LLC

We have audited the accompanying consolidated financial statements of Renewable Energy Lending, LLC, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members' equity and cash flows for the year ended December 31, 2017 and the period November 2, 2016 (inception) to December 31, 2016, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renewable Energy Lending, LLC as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended December 31, 2017 and the period November 2, 2016 (inception) to December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland
March 14, 2018

3

Renewable Energy Lending, LLC

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets
Assets
Cash and cash equivalents	$81,189,478	$27,933,189
Restricted cash	3,522,863	4,197,580
Loans receivable, at fair value	142,336,764	124,154,657
Other assets	1,604,012	2,079,191

Total assets	$228,653,117	$158,364,617

Liabilities and Members' Equity
Liabilities
Accounts payable and accrued expenses	$16,634	$257,452
Administrative member cost reimbursement fee payable	338,151	344,489
Other liabilities	3,920,977	4,303,162

Total current liabilities	4,275,762	4,905,103

Commitments and contingencies	-	-
Members' equity	136,678,048	88,987,508
Noncontrolling interests	87,699,307	64,472,006

Total equity	224,377,355	153,459,514

Total liabilities and equity	$228,653,117	$158,364,617

See Notes to Consolidated Financial Statements.

4

Renewable Energy Lending, LLC

Consolidated Statements of Operations

For the Year Ended December 31, 2017 and

Period from November 2, 2016 (inception) to December 31, 2016

	2017	2016
Revenue
Interest income	$14,882,858	$2,010,769
Origination fees	4,484,745	556,349
Other income	2,939,979	522,357

Total revenue	22,307,582	3,089,475

Operating expenses
Administrative member cost reimbursement fee	2,682,495	541,441
General and administrative	248,928	141,916
Professional fees	1,740,640	1,431,617

Total operating expenses	4,672,063	2,114,974

Net unrealized gain on loans receivable	80,934	231,353

Net income	17,716,453	1,205,854

Net income attributable to noncontrolling interests	(7,761,074)	(886,511)

Net income attributable to Members	$9,955,379	$319,343

See Notes to Consolidated Financial Statements.

5

Renewable Energy Lending, LLC

Consolidated Statements of Members' Equity

For the Year Ended December 31, 2017 and

Period from November 2, 2016 (inception) to December 31, 2016

		Renewable
	MMA Energy	Developer	Noncontrolling
	Capital, LLC	Holdings, LLC	interests	Total equity
Balance, December 31, 2015	$-	$-	$-	$-
Contributions	81,651,184	13,613,430	9,117,799	104,382,413
Distributions	(6,490,867)	(105,582)	(430,000)	(7,026,449)
Net change due to consolidation	-	-	54,897,696	54,897,696
Net income	213,761	105,582	886,511	1,205,854
Balance, December 31, 2016	75,374,078	13,613,430	64,472,006	153,459,514
Contributions	-	44,980,000	64,500,000	109,480,000
Distributions	(4,803,597)	(2,441,242)	(49,033,773)	(56,278,612)
Net income	7,287,117	2,668,262	7,761,074	17,716,453
Balance, December 31, 2017	$77,857,598	$58,820,450	$87,699,307	$224,377,355

See Notes to Consolidated Financial Statements.

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Renewable Energy Lending, LLC

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2017 and

Period from November 2, 2016 (inception) to December 31, 2016

	2017	2016
Cash flows from operating activities
Net income	$17,716,453	$1,205,854
Adjustments to reconcile net income to net cash provided by operating activities
Net gains on loans	(80,934)	(231,353)
Decrease (increase) in interest receivable	21,600	(998,754)
Decrease (increase) in other assets	453,579	(454,606)
(Decrease) increase in administrative member cost	(6,338)	167,651
(Decrease) increase in accounts payable and accrued expenses	(240,818)	220,829
Increase in other liabilities	(674,717)	241,624

Net cash provided by operating activities	17,188,825	151,245

Cash flows from investing activities
Advances on and originations of loans receivable	(276,103,808)	(36,648,417)
Principal payments received on loans receivable	258,002,635	35,864,544
Decrease (increase) in restricted cash	674,717	(388,240)

Net cash used in investing activities	(17,426,456)	(1,172,113)

Cash flows from financing activities
Contributions from non-controlling interests	64,500,000	9,117,799
Distributions to non-controlling interests	(49,033,773)	(430,000)
Cash from investments upon consolidation	-	10,140,897
Contributions from members	44,980,000	16,616,228
Distributions to members	(6,952,307)	(6,490,867)

Net cash provided by financing activities	53,493,920	28,954,057

Net increase in cash and cash equivalents	53,256,289	27,933,189

Cash and cash equivalents, beginning of period	27,933,189	-

Cash and cash equivalents, end of period	$81,189,478	$27,933,189

Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Increase in loans receivable, interest receivable and contributions from Members	$-	$23,750,688
Increase in investments and contributions from Members	-	49,827,248
Increase in investments and noncontrolling interests upon consolidation	-	49,827,248
Increase in other liabilities and distributions to Members	398,114	105,582

See Notes to Consolidated Financial Statements.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Note 1 -	Organization and nature of operations

Organization

Renewable Energy Lending, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware on November 2, 2016. Pursuant to the Limited Liability Company Operating Agreement dated November 2, 2016, the Company's sole member was Renewable Developer Holdings, LLC ("RDH"). On November 7, 2016 (the "Effective Date"), RDH and MMA Energy Capital, LLC ("MEC"), (together, the "Members") entered into an Amended and Restated Limited Liability Company Operating Agreement (the "Operating Agreement") whereby MEC assigned assets to the Company in order to acquire 93.75% of the member interest in the Company and RDH retained 6.25% of the member interest. The Operating Agreement requires capital contributions to be made by RDH such that RDH's member interest will increase to 85% and MEC's member interest will be reduced to 15%, at which time contributions would be made pro rata by the Members. MEC made a contribution of non-cash financial assets that had a cost basis of $78,464,704 while a cash distribution of $3,464,704 was concurrently made to MEC pursuant to the Operating Agreement. The contributed assets from MEC were recognized for book purposes by the Company at their fair value of $78,648,385. On November 7, 2016, in accordance with the Operating Agreement, RDH made an initial capital contribution in the amount of $5 million to the Company.

MEC's initial contribution to the Company was composed of MEC's 50% member interest in Solar Construction Lending, LLC ("SCL"), its 50% member interest in Solar Permanent Lending, LLC ("SPL") and $23.8 million in loans and interest receivable. The remaining 50% member interest in each of SCL and SPL is held by two third parties, FP Solar Construction Holdings, LLC and FP Solar Permanent Holdings, LLC, respectively (collectively, "Fundamental"). SCL was formed as a limited liability company under the laws of the State of Delaware on July 8, 2015, for the purpose of making short-term construction and development loans to renewable energy solar companies. SPL was formed as a limited liability company under the laws of the State of Delaware on October 2, 2015 for the purpose of making permanent loans to operational renewable energy solar companies. The Company consolidates SCL and SPL under the voting interest model.

The Company shall continue in perpetuity until dissolution and termination in accordance with the terms of the Operating Agreement.

Nature of operations

The Company was created to make investments directly and through SCL and SPL. From a reporting perspective, the Company's investments currently consist of loans receivable from renewable energy solar companies.

Note 2 -	Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("U.S. GAAP") in the United States of America. All inter-company accounts, transactions and profits have been eliminated in consolidation.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Use of estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, commitments and contingencies, and revenues and expenses. Management has made significant estimates in certain areas, including the determination of fair values for loans. Actual results could differ materially from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of consolidated entities where the Company has a controlling financial interest. These entities, where the Company holds a controlling interest, are not variable interest entities ("VIE's"), and are consolidated under the voting interest model. All intercompany transactions and balances have been eliminated in consolidation.

The Company has determined that SCL and SPL are not VIE's and that the Company, through its 50% ownership and voting rights, holds the controlling financial interests in SCL and SPL and will consolidate SCL and SPL under the voting interest model.

Cash and cash equivalents

Cash and cash equivalents are comprised of short-term marketable securities with original maturities of three months or less, all of which are readily convertible to cash.

Restricted cash

Restricted cash represents cash and cash equivalents restricted as to withdrawal or usage. In some instances, the Company holds back cash on the date a loan is funded as an interest reserve from which the Company can draw upon as interest payments are due from a borrower.

Loans receivable

The Company classifies loans that it has the ability and the intent to hold for the foreseeable future or until maturity, as held for investment ("HFI"). When the Company recognizes loans that it intends to sell, the loans are classified as held for sale ("HFS"). The Company has elected the fair value option ("FVO") to account for loans receivable to minimize certain operational challenges and, as such, loans receivable are carried at fair value. The fair value of loans receivable is estimated by discounting expected cash flows. This type of valuation technique involves developing a projection of expected future cash flows and discounting such cash flows using discount factors that consider the relative risk of the cash flows and the time value of money.

None of the Company's investments are traded in active or any private markets with observable transaction prices. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Changes in the fair value of loans receivable are recorded in Net unrealized gain on loans receivable in the Statements of Operations.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

The use of fair value to measure loan receivables requires expanded disclosures regarding the measurement of the investments in interim and annual periods subsequent to initial recognition. The authoritative guidance requires the use of management's best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The authoritative guidance also requires measurements and inputs for valuation measurements to be analyzed according to a three-tier hierarchy to prioritize inputs observable based on market sources. The Company has implemented the guidance within the Company's fair value measurements.

Revenue recognition

Interest income

Interest income on loans receivable is recognized as revenue on an accrual basis when all governing revenue recognition requirements are satisfied. Loans receivable that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally placed on nonaccrual status unless the loan is well-secured and in the process of collection. Accrued interest receivable is reversed when loans are placed on nonaccrual status, provided collection is not anticipated within 12 months of being placed on nonaccrual status. Loans may be restored to accrual status when all principal and interest is current and full repayment of the remaining contractual principal and interest is expected, or when the loan otherwise becomes well-secured and is in the process of collection.

Loan origination income

Loan origination fees are recognized in earnings upon the funding of a loan for which the FVO was elected.

Other income

The Company recognizes other income, consisting of extension fees, prepayment fees and borrower reimbursement fees for due diligence costs incurred when all governing revenue recognition requirements have been met.

Other assets

Other assets primarily include amounts due for interest receivable, loan origination fees and other miscellaneous amounts owed by borrowers.

Other liabilities

Other liabilities include cash deposits from borrower relating to fees during the diligence period for loans and cash held back from loan proceeds issued to borrowers to fund interest reserve accounts.

Allocation of net income or loss to Members

The Company follows the allocation provisions of the Operating Agreement to allocate taxable income and losses, cash distributions and net income or loss (for accounting purposes) to the Members (see Note 7).

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Income taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by its members on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these consolidated financial statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2016 remain open.

Note 3 -	Loans receivable

A summary of the Company's loans receivables as of:

December 31, 2017
	Unpaid principal
Loans Held For Investment	Balance	Fair value
Perm loans {1}	$37,571,933	$38,287,450
Construction loans {2}, {3}	97,965,050	97,965,050
Development and construction loan	6,084,264	6,084,264
Total 2017 loans held for investment	$141,621,247	$142,336,764

{1} Interest due from a borrower is due from available cash flow and no payments were received during 2017. The loan's fair value increased and unrealized gain was recorded during 2017 related to these future interest payments. Subsequent to year-end, the loan paid-off and the $3,746,528 fair value was recovered in full.

{2} As of December 31, 2017, a loan with an unpaid balance of $11,084,237 is in default as a result of the borrower not repaying their loan balance before the extended maturity date of November 1, 2017. Borrower is capitalizing interest payments into the principal balance.

{3} Subsequent to year-end, a loan with an unpaid balance of $7,146,861 repaid in full.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

December 31, 2016
	Unpaid principal
Loans Held For Investment	balance	Fair value
Permanent loans {1}	$40,695,614	$41,330,198
Development loans {2}, {3}	11,611,859	11,611,859
Construction loans {4}, {5}	52,209,061	52,209,061
Development and construction loan	19,003,539	19,003,539
Total 2016 loans held for investment	$123,520,073	$124,154,657

{1} Interest due from a borrower with an outstanding balance of $3,000,000 is not due until loan payoff. Interest incurred by the borrower during the period is deferred, thus recognized as an unrealized gain and increase to fair value of the loan by the Company.

{2} As of December 31, 2016, a loan with an unpaid balance of $1,500,000 is in default due to certain post-closing items not being provided by borrower and as of the date of issuance the loan has not been repaid and the loan maturity has not been formally extended. Borrower is current on cash payments due.

{3} As of December 31, 2016, a loan with an unpaid balance of $8,243,356 is in default as a result of the borrower not repaying their loan balance at maturity in December 2016, which was subsequently extended until March 2017. Borrower is current on cash payments due.

{4} A loan with an unpaid balance of $223,131 was repaid in full subsequent to year-end.

{5} As of December 31, 2016, two loans with unpaid balances of $8,303,980 and $519,837 are in default due to certain post-closing items not being provided by borrower. Borrowers are current on cash payments due.

At December 31, 2017 and 2016, there were no loans on non-accrual status and there were no loans 90 days or more past due in scheduled principal or interest payments still accruing interest.

At December 31, 2017 and 2016, there were $53,183,074 and $53,749,037 in unfunded loan commitments, respectively. The Company uses the same credit policies in making commitments and conditional obligations as it does for funded loans receivable. There are no significant concentrations of credit risk with any individual counterparty to originate loans.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Note 4 -	Fair value of financial instruments

We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Assets recorded at fair value on a recurring basis are presented in the first table below in this Note. From time to time, the Company may be required to measure at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments may involve write-downs of individual assets in the event that such assets were assessed to be impaired.

Fair Value Hierarchy

The Company measures the fair value of its assets and liabilities based upon their contractual terms and using relevant market information. A description of the methods used by the Company to measure fair value is provided below. Fair value measurements are subjective in nature, involve uncertainties and often require the Company to make significant judgments. Changes in assumptions could significantly affect the Company's measurement of fair value.

GAAP establishes a three-level hierarchy that prioritizes inputs into the valuation techniques used to measure fair value. Fair value measurements associated with assets and liabilities are categorized into one of the following levels of the hierarchy based upon how observable the valuation inputs are that are used in such measurements.

•	Level 1: Valuation is based upon quoted prices in active markets for identical instruments.

•	Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs or significant value drivers are observable in active markets.

•	Level 3: Valuation is generated from techniques that use significant assumptions that are not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

Recurring Changes in Fair Value

The following table presents the carrying amount of assets that are measured at fair value on a recurring basis by instrument type and based upon the level of the fair value hierarchy within which fair value measurements of such assets are categorized:

		Fair Value Measurements
	At December 31,
	2017	Level 1	Level 2	Level 3
Assets
Loans Receivable	$142,336,764	$-	$-	$142,336,764

		Fair Value Measurements
	At December 31,
	2016	Level 1	Level 2	Level 3
Assets
Loans Receivable	$124,154,657	$-	$-	$124,154,657

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Changes in Fair Value Levels

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes, but is not limited to, quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. For the year ended December 31, 2017 and the period November 2, 2016 through December 31, 2016, there were no transfers between Levels 1 and 2, or between Levels 2 and 3.

Changes in fair value of assets that are measured at fair value on a recurring basis and that are categorized as Level 3 within the fair value hierarchy are attributed in the following table to identified activities that occurred during the year ended December 31, 2017 and period November 2, 2016 through December 31, 2016:

Loans
Receivable

Balance, November 2, 2016	$-
Net gains included in earnings	231,353
Impact from loan originations	36,648,417
Impact from loan repayments	(35,864,544)
Initial consolidation of SCL and SPL	99,439,390
Contribution of loan from Member	23,700,041

Balance, December 31, 2016	$124,154,657

Net gains included in earnings	80,934
Impact from loan originations	276,103,808
Impact from loan repayments	(258,002,635)

Balance, December 31, 2017	$142,336,764

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

The following table provides information about the amount included in earnings related to the activity presented in the table above, as well as additional gains that were recognized by the Company for the year ended December 31, 2017 and period November 2, 2016 through December 31, 2016:

Net change in
loans receivable
Change in unrealized gains related to loans receivable held at December 31, 2017	$80,934
Total gains reported in earnings	$80,934

Net change in
loans receivable
Change in unrealized gains related to loans receivable held at December 31, 2016	$231,353
Total gains reported in earnings	$231,353

Fair Value Measurements of Instruments That Are Classified as Level 3

The table that follows provides quantitative information about the valuation techniques and the range and weighted-average of significant unobservable inputs used in the valuation of our Level 3 assets measured at fair value on a recurring basis for which we use an internal model to measure fair value.

	Recurring Fair Value Measurements as of December 31, 2017
		Significant Valuation	Significant
	Fair Value	Techniques	Unobservable Inputs	Range	Weighted Average
Held-for-investment Loans receivable	$142,336,764	Discounted cash flow	Market yield	6.75% - 15.0%	8.94%

	Recurring Fair Value Measurements as of December 31, 2016
		Significant Valuation	Significant
	Fair Value	Techniques	Unobservable Inputs	Range	Weighted Average
Held-for-investment Loans receivable	$124,154,657	Discounted cash flow	Market yield	6.75% - 20.0%	10.20%

The market yield that is utilized in the discounted cash flow valuation technique for loans receivable reflects specific characteristics of each instrument including, but not limited to the expected term of the instrument, its debt service coverage ration or credit quality, investment size and other attributes.

Nonrecurring Changes in Fair Value

The Company had no assets measured at fair value on a nonrecurring basis during 2017 and 2016.

Additional Disclosures Related To The Fair Value of Financial Instruments That Are Not Carried On The Balance Sheet at Fair Value

The carrying amounts of cash and cash equivalents, restricted cash, other assets and other liabilities reported on the Company's balance sheet approximate fair value due to the short-term nature and negligible credit risk inherent in them.

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

Note 5 -	Preferred dividend

Pursuant to the Operating Agreement, RDH is entitled to an annual preferred return, calculated monthly, of an amount equal to 8% of its daily weighted average capital contributions less any capital distributions received. The preferred dividend shall continue to accrue on contributed capital for the first $250,000,000 of RDH capital contributions for a minimum of two years from the date of contribution regardless of any capital distributions received during that period. For the year ended December 31, 2017 and period November 2, 2016 through December 31, 2016, RDH earned a preferred return distribution of $2,325,261 and $105,582, respectively, which is payable from available net operating cash flow pursuant to the Operating Agreement. As of December 31, 2017 and 2016, $398,114 and $105,582, respectively, were due and payable and included in other liabilities on the consolidated balance sheets.

Note 6 -	Related party transactions

Administrative member

On November 7, 2016, the Company entered into a management agreement with MEC to provide services for the day-to-day management and operation of the Company and oversight of its investments. The administrative member cost reimbursement fee charged by MEC as manager is allocated to the Company, SCL, SPL, and another affiliate based on the amount of investments originated and outstanding during the period for each entity as described within the Operating Agreement. The Company, SCL and SPL incurred administrative member cost reimbursement fees with MEC in the amount of $2,682,495 and $541,441 for the year ended December 31, 2017 and the period November 2, 2016 through December 31, 2016, respectively.

The Members executed the Assignment and Assumption of REL Management Agreement and the First Amendment to the Operating Agreement on January 8, 2018 to appoint Hunt Investment Management, LLC ("Hunt") as manager of the Company. Hunt is not required to make capital contributions to the Company and will not participate in any distributions. As the manager, Hunt will have the same rights and duties of the manager as set forth in the Operating Agreement.

Note 7 -	Distributions

In accordance with the Operating Agreement, net operating cash flow shall be distributed monthly in arrears in the following order of priority:

(i)	First, 100% to RDH until RDH has received accrued but unpaid preferred dividends for all prior months; then

(ii)	Second, 100% to RDH until RDH has received accrued but unpaid preferred dividend for the current month; then

(iii)	Third, 100% to MEC until the amount distributed to MEC is equal to the aggregate tax distributions previously made to RDH; then

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Renewable Energy Lending, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and 2016

(iv)	Fourth,

a.	until RDH has made aggregate capital contributions of at least $220 million, to each RDH and MEC in the respective percentages that would result in each of RDH and MEC earning an equivalent percentage return in the applicable quarter on its respective aggregate capital contributions, excluding any amounts distributed pursuant to (i) and (iii) above but including any amounts distributed pursuant to (ii) above for each of the three months of the quarter then ended; provided that the aggregate capital contributions of MEC shall be deemed to be reduced by the aggregate amount of any unrealized loss and increased for the aggregate amount of any unrealized gain that shall have occurred prior to the end of the applicable quarter and that have not previously been taken into account under this (iv) calculation; and

b.	after RDH has made aggregate Capital Contributions in excess of $220 million and for all subsequent quarterly periods, 50% to RDH and 50% to MEC.

Note 8 -	Concentrations

The Company maintains cash with financial institutions. At times, these balances may exceed the federal insurance limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these balances at December 31, 2017 and 2016.

The Company's business is dependent on investing in loans to renewable energy solar companies. A change in economic conditions, capital markets, environmental laws and local, state and federal regulations or government incentives could adversely affect the Company's operating results.

Note 9 -	Commitments and contingencies

Commitments to extend credit are agreements to lend to a borrower as long as there is no violation of any condition established in the contract. The Company may extend commitments to lend to borrowers. The commitments can have terms up to two years in length.

Note 10 -	Subsequent events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through March 14, 2018 (the date the consolidated financial statements were available to be issued) and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements other than those disclosed within the consolidated financial statements.

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